UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41834

Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On January 30, 2024, Ms. Cai Feng tendered her resignation as a director and the Chair of the Nominating Committee of Global Mofy Metaverse Limited (the “Company”), effective January 30, 2024. Ms. Cai Feng’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On January 30, 2024, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Ms. Rui Dong was appointed as the director and the Chair of the Nominating Committee of the Company, effective January 30, 2024.

The biographical information of Ms. Rui Dong is set forth below:

Ms. Dong has 10 years of management experience in China. From May 2020 to December 2023, Ms. Dong served as the Director of the President’s Office at Xinnong Lihe Group Co., Ltd. In this capacity, she held regular meetings with company officers and managers to ensure the organization’s decisions were forward-thinking and strategic. Additionally, she played a key role in formulating the company’s management system. Before joining Xinnong Lihe Group, Ms. Dong was the Human Resources Business Partner of Beijing Sohu New Media Information Technology Co., Ltd from May 2017 to April 2020, where she was in charge of hiring, benefits, compliance and employee relations. Prior to that, Ms. Dong worked at China Duty Free Products (Group) Co., Ltd. as HR Administration Manager from August 2014 to May 2017, where she was responsible for corporate human resourcing duties. Ms. Dong earned her bachelor’s degree in marketing at Tianjin University of Commerce in 2014.

Ms. Dong does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On January 30, 2024, Ms. Dong has received and signed the offer letter provided by the Company. The term shall continue until her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Ms. Dong is entitled to compensation of US$20,000 for each calendar year, payable on a quarterly basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Rui Dong

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy Metaverse Limited

Date: January 30, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

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